Exhibit 1

EXECUTION VERSION
ALLIANCEBERNSTEIN L.P.
AND
TELEFÓNICA INTERNACIONAL, S.A.U.

SHARE PURCHASE AGREEMENT
FOR THE PURCHASE
OF SHARES IN
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made on the 4th day of September 2008
BETWEEN:
(1)	ALLIANCEBERNSTEIN L.P., a limited partnership established under the laws of Delaware whose principal office is at 1345 Avenue of the Americas, New York, NY10105 (“AB”) as principal and as agent for and on behalf of its Affiliates set out in Schedule 1 (AB and each such Affiliate collectively, the “Sellers”); and

(2)	TELEFÓNICA INTERNACIONAL, S.A.U., a company incorporated in Spain whose registered office is at Distrito C, Edificio Oeste 3, Ronda de la Comunicacíon s/n, 28050 Madrid, Spain (“Buyer”).
RECITALS:
(A)	China Netcom Group Corporation (Hong Kong) Limited is a company incorporated in Hong Kong whose registered office is at Room 6701, The Centre, 99 Queen’s Road Central, Hong Kong and whose Shares are listed on the Hong Kong Stock Exchange (the “Company”).

(B)	The Sale Shares (as defined below) are beneficially owned by AB’s or an Affiliate of AB’s asset management clients in managed accounts over which AB or an Affiliate of AB has investment discretion.

(C)	On 2 June 2008, the Company and Unicom (as defined below) jointly issued an announcement in relation to the proposed merger of the two companies by way of a scheme of arrangement under section 166 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Scheme”) and the share exchange proposals (the “Share Proposal”). Pursuant to the Share Proposal, upon satisfaction or waiver of the relevant conditions of the Share Proposal, the Shares (as defined below) will be cancelled and in consideration thereof, shareholders of the Company will be entitled to receive 1.508 New Unicom Shares (as defined below) for each one Share (as defined below). It is currently contemplated that the Share Proposal and the Scheme will be completed in the fourth quarter of 2008.

(D)	Each of the Sellers agrees to sell to the Buyer, and the Buyer agrees to purchase from the Sellers, the Sale Shares, on the terms and conditions set out in this Agreement (the “Acquisition”).
THE PARTIES AGREE as follows:
1.	INTERPRETATION

1.1	In this Agreement:

“Affiliate” means, in relation to a person, any other person which, directly or indirectly, controls, is controlled by or is under the common control of the first mentioned person, where “control” means the ownership, directly or indirectly, of more than 50 per cent of the voting shares, registered capital or other equity interest of the relevant person, or the possession, directly or indirectly, of voting rights sufficient to have a material effect on the resolutions of the shareholders meeting, to appoint or elect a majority of the directors, or otherwise to direct the management of the relevant person;
“Business Day” means a day other than a Saturday or Sunday or public holiday in Hong Kong, the United States of America or Spain;

“Buyer Warranty” means each warranty given by the Buyer as provided in Clause 5.7;

“CCASS” means the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

“Closing” means completion of the sale and purchase of the Sale Shares (which shall be construed as the New Unicom Shares and Unicom ADSs as at the Closing Date) in accordance with this Agreement;

“Closing Condition” means the condition set out in Clause 3.1;

“Closing Date” means the date which is the five Business Days after the date (not being later than the Long Stop Date (as defined in Clause 3.2)) on which the Closing Condition to be satisfied is satisfied, unless otherwise agreed by the Parties in writing as set out in Clause 4.1;

“DTC” shall mean The Depository Trust Company, a national clearing house and the central book-entry settlement system for securities traded in the United States and, as such, the custodian for the securities of DTC participants maintained in DTC, and any successor thereto;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, assignment, deed of trust, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, any proxy, power of attorney, voting trust arrangement, interest, option or right of first offer or any adverse claim as to title, possession or use;

“Hong Kong” means The Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Netcom ADSs” means the American Depositary Shares which are issued under the deposit agreement between Netcom and the Netcom Depositary and traded on the New York Stock Exchange, each representing ownership of 20 Shares;

“Netcom Depositary” means Citibank, N.A. acting in its capacity as the depositary of the Netcom ADSs;

“New Unicom ADSs” means the new Unicom ADSs to be issued to the Sellers pursuant to the ADSs Proposal (as defined in the Scheme Document) in consideration of the cancellation of the Shares underlying the Netcom ADSs of the Sellers, which will be traded on the New York Stock Exchange upon their issuance;

“New Unicom Shares” means the new Unicom Shares to be issued to the Sellers pursuant to the Share Proposal in consideration of the cancellation of the Sale Listed Shares, which will be listed and traded on the Hong Kong Stock Exchange upon their issuance;

“Purchase Price” means the aggregate purchase price as provided in Clause 2.2 and which may be adjusted, if appropriate, as provided in Clauses 2.2 and 2.3;

“Relevant Claim” means a Warranty Claim or any claim for indemnification for breach of undertaking or provision in this Agreement by a Party;

“Sale Listed Shares” means 182,336,159 Shares beneficially owned by the Sellers’ asset management clients in managed accounts over which the Sellers have investment discretion, which are listed and traded on the Hong Kong Stock Exchange and which may be adjusted in accordance with Clause 2.3.2; for the avoidance of doubt, all references to “Sale Listed Shares” shall be construed to include the underlying entitlement to the New Unicom Shares;

“Sale Netcom ADSs” means 2,512,000 Shares underlying the 125,600 Netcom ADSs which are beneficially owned by the Sellers’ asset management clients in managed accounts over which the Sellers have investment discretion, and which will be traded on the New York Stock Exchange upon their issuance and which may be adjusted in accordance with Clause 2.3.2; for the avoidance of doubt, all references to “Sale Netcom ADS “ shall be construed to include the underlying entitlement to the New Unicom ADSs;

“Sale Shares” means the Sale Listed Shares and the Sale Netcom ADSs which may be adjusted in accordance with Clause 2.3.2 and the underlying entitlement to the New Unicom Shares and the New Unicom ADSs; for the avoidance of doubt, as at the Closing Date, all references to the Sale Shares shall be construed as references to the New Unicom Shares and the New Unicom ADSs;

“Scheme Document” means the circular setting out the terms and conditions of the Scheme jointly issued by the Company and Unicom to their respective shareholders and dated 15 August 2008;

“Seller Warranty” means each warranty given by the Sellers as provided in Clause 5.4 and “Seller Warranties” shall be construed accordingly;

“Sellers’ Broker” means Citigroup New York, Equity Capital Markets Desk;

“SFO” means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shares” means shares of par value US$0.04 each in the issued share capital of the Company;

“Tax” means any form of taxation, withholding, levy, duty, charge, contribution or fee including, without limitation, any impost of whatever nature (including any fine, penalty, surcharge or interest in relation thereto) imposed by a local, municipal, provincial, governmental, state, federal or other fiscal, revenue, customs or excise authority, body or official or other body or authority in any country;
“Unicom” means China Unicom Limited, a company incorporated in Hong Kong whose registered office is at 75th Floor, The Centre, 99 Queen’s Road Central, Hong Kong and the Unicom Shares and the Unicom ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively;

“Unicom ADSs” means the Unicom ADSs which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Unicom Shares;

“Unicom Depositary” means The Bank of New York Mellon acting in its capacity as the depositary of the Unicom ADSs;

“Unicom Shares” means shares of par value of HK$0.10 each in the issued share capital of the Unicom which are listed on the Hong Kong Stock Exchange; and

“Warranty Claim” means a claim by the Buyer or the Sellers (as the case may be) under or pursuant to the provisions of Clause 5.1 or 5.5 (as the case may be).
1.2	In this Agreement, a reference to:
1.2.1	a Clause or Schedule, unless the context otherwise requires, is a reference to a clause of, or schedule to, this Agreement and references to this Agreement include the Schedule;

1.2.2	a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality) and a reference to that person’s legal personal representatives, successors, permitted assigns and permitted transferees;

1.2.3	“Parties” shall mean the parties to this Agreement and a “Party” shall be construed accordingly;

1.2.4	the knowledge or awareness of or receipt of notice by the Sellers shall mean the actual knowledge of the Sellers, their respective officers and directors; and is deemed to include the knowledge that would have been obtained by the Sellers or any of their respective officers or directors after having made all such reasonable enquiries as a reasonably prudent buyer would make;

1.2.5	the singular shall include the plural and vice versa and one gender includes all genders; and

1.2.6	the headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

2.	SALE AND PURCHASE

2.1	Each of the Sellers (as discretionary investment manager on behalf of its relevant asset management clients) agrees to sell and the Buyer agrees to buy the Sale Shares (which shall be construed as the New Unicom Shares and the New Unicom ADSs as at Closing) and each and every right attaching to the Sale Shares on or after the Closing Date including but not limited to any dividend on the Sale Shares (whether in cash or in kind) declared by the Company on or after the Closing Date, subject to the Seller Warranties and the terms and conditions set out herein. Each of the Sellers shall sell and the Buyer shall purchase all (but not part only) of the Sale Shares simultaneously.

2.2	Subject to adjustment at Closing as provided in Clause 2.3, the purchase price payable by the Buyer for each Sale Listed Share and each Share underlying each Sale Netcom ADSs shall be the arithmetic average of the closing prices of the Shares as quoted on the Hong Kong Stock Exchange for each of the thirty (30) consecutive trading days immediately prior to the completion of the Scheme and the Share Proposal (the “Average Closing Price”), provided that if the Average Closing Price per Share is HKD22.21 or lower, the purchase price shall be HKD22.21 for each Sale Listed Share and each Share underlying each Sale Netcom ADSs; and if the Average Closing Price is HKD24.55 or higher, the purchase price shall be HKD24.55 for each Sale Listed Share and each Share underlying each Sale Netcom ADSs. The indicative purchase price for each New Unicom Share and each Unicom Share underlying the New Unicom ADSs is set out in the Annex hereto for illustration purposes.

2.3	The Parties agree that, at Closing, the Purchase Price and/or the number of the Sale Listed Shares and/or the Sale Netcom ADSs shall be subject to the following adjustments:
2.3.1	the Purchase Price shall be reduced by an amount equal to the amount of any type of monetary distribution paid to or declared by the Company in respect of the Sale Shares and received or to be received by or on behalf of the Sellers on or after the date of this Agreement (the “Adjusted Purchase Price”);

2.3.2	subject to Clause 5.8, in the event that the number of the Sale Listed Shares and/or the Sale Netcom ADSs is increased or decreased as a result of the instructions from the Sellers’ clients with regard to closure, liquidation or increase of funding to their accounts managed by the Sellers, the number of the Sale Listed Shares and Sale Netcom ADSs shall be increased or decreased accordingly. The Buyer agrees to purchase the ultimate number of the Sale Listed Shares and Sale Netcom ADSs which may be equal to, more than or less than 184,848,159 Sale Shares subject to a maximum number of 203,152,256 Sale Shares, representing an increase of 5% over the current aggregate number of 366,081,941 Sale Shares managed by the Sellers under their investment discretion.
Each of the Sellers undertakes to the Buyer that it will promptly notify the Buyer of any cumulative increase or decrease in the number of the Sale Listed Shares and the Shares underlying the Sale Netcom ADSs by 5% or more and thereafter any further increase or decrease by 1% or more from the date hereof until the date of the satisfaction of the Closing Condition.

2.4	The Purchase Price or the Adjusted Purchase Price (as the case may be) for the Sale Shares shall be paid by the Buyer to the Sellers at Closing by wire transfer to a bank or brokerage account (i) designated in writing by the Sellers to the Buyer at least five (5) Business Days prior to the Closing Date or (ii) identified by the Sellers’ Broker to facilitate a delivery versus payment settlement for the transfers. Such transfer instruction for payment shall be irrevocable.

2.5	The Purchase Price or the Adjusted Purchase Price (as the case may be) in respect of the Sale Listed Shares shall be made in HK Dollars and in respect of the Netcom ADSs, shall be in US dollars at an exchange rate to be calculated based on the noon buying rate for US dollars in New York City cable transfers in HK Dollars as certified for customs purpose by the Federal Reserve Bank of New York two Business Days prior to the Completion Date.

3.	CLOSING CONDITION

3.1	Closing is conditional on the completion of the Share Proposal and the Scheme in accordance with the terms and conditions set out in the Scheme Document including for the avoidance of doubt, the withdrawal of the listing of the Shares on the Hong Kong Stock Exchange and the delisting of the Netcom ADSs from the New York Stock Exchange (the “Closing Condition”).

3.2	The Closing Condition is expected to be satisfied on or before 15 October 2008 and in any event no later than 15 December 2008 at 5:00pm Eastern Standard Time or such later date as the Parties may agree (the “Long Stop Date”).

3.3	If the Closing Condition has not been satisfied by the Long Stop Date, either Party has the right to terminate this Agreement with immediate effect. Each Party’s further rights and obligations cease immediately on termination, but termination does not affect a Party’s accrued rights and obligations at the date of termination.

4.	CLOSING

4.1	Closing shall take place on the fifth Business Day following satisfaction of the Closing Condition not being later than the Long Stop Date (the “Closing Date”) (or such other date or time as the Parties may agree in writing).

4.2	Subject to Clause 4.4, at Closing, the Sellers shall or shall procure that:
4.2.1	in respect of the New Unicom Shares, their designated CCASS participant gives an irrevocable delivery instruction to effect a book-entry settlement of the New Unicom Shares on a delivery versus payment (“DVP”) basis in accordance with the General Rules and Operational Procedures of CCASS to the credit of the stock account of the designated CCASS participant of the Buyer whose details have been notified by the Buyer to the Sellers in writing at least one Business Day prior to the Completion Date, and shall procure delivery of a certified true copy of the aforesaid irrevocable delivery instruction of the New Unicom Shares to the broker designated by the Buyer;

4.2.2	in respect of the New Unicom ADSs, their designated DTC participant gives an irrevocable delivery instruction to effect a book-entry settlement of the New Unicom ADSs on a DVP basis in accordance with the rules and operational procedures of DTC to the credit of the stock account of the designated DTC participant of the Buyer whose details have been notified by the Buyer to the Sellers in writing at least one Business Day prior to the Completion Date, and shall procure delivery of a certified true copy of the aforesaid irrevocable delivery instruction of the New Unicom ADSs to the broker designated by the Buyer; and

4.2.3	all the stamp duty payable in respect of the New Unicom Shares is duly paid and shall procure delivery of a certificate issued by the Sellers’ Broker, certifying that the total amount of stamp duty payable in respect of the New Unicom Shares has been duly paid, to the broker designated by the Buyer.
4.3	Subject to Clause 4.4, at Closing, the Buyer shall pay (or shall procure payment):
4.3.1	to the Sellers such portion of the Purchase Price relates to the New Unicom Shares by procuring that the Buyer’s designated CCASS participant gives an irrevocable payment instruction to effect a book-entry settlement of the New Unicom Shares on a DVP basis in accordance with the General Rules and Operational Procedures of CCASS to such bank account of the Sellers’ designated CCASS participant whose details have been notified by the Sellers to the Buyer in writing at least one Business Day prior to the Completion Date;

4.3.2	to the Sellers such portion of the Purchase Price relates to the New Unicom ADSs by procuring that the Buyer’s designated DTC participant gives an irrevocable payment instruction to effect a book-entry settlement of the New Unicom ADSs on a DVP basis in accordance with the rules and operational procedures of DTC to such bank account of the Sellers’ designated DTC participant whose details have been notified by the Sellers to the Buyer in writing at least one Business Day prior to the Completion Date.
4.4	Neither Party is obliged to complete the Acquisition unless the other Party has complied with all its obligations under this Clause 4.

4.5	If Closing does not take place on the Closing Date because a Party fails to comply with any of its obligations under this Clause 4 (whether such failure by the Party amounts to a material breach or not), the other Party may by notice to the first-mentioned Party:
4.5.1	proceed to Closing to the extent reasonably practicable;

4.5.2	postpone Closing to a date to be agreed by the Parties; or

4.5.3	terminate this Agreement.
For the avoidance of doubt, if Closing does not take place on the Closing Date because both Parties fail to comply with any of their respective obligations under this Clause 4 (whether such failure by the Party or Parties amounts to a material breach or not), the Parties shall consult with each other in good faith with a view to postponing Closing to a date not later than December 31, 2008 or terminating this Agreement, the decision in respect of which shall be in each Party’s absolute discretion.
4.6	If the Parties postpone Closing to another date in accordance with Clause 4.5, the provisions of this Agreement apply as if that other date is the Closing Date.

5.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

5.1	Each of the Sellers represents and warrants to the Buyer that each Seller Warranty is true, accurate and not misleading at the date of this Agreement. Immediately before Closing, each of the Sellers is deemed to warrant to the Buyer that each Seller Warranty is true, accurate and not misleading by reference to the facts and circumstances on each day before Closing, and for this purpose only any references in the Seller Warranties to the date of this Agreement shall be construed as references to the relevant date. Unless otherwise set out in this Agreement, no other warranty is given by the Sellers.

5.2	Each of the Sellers acknowledges that the Buyer is entering into this Agreement in reliance on each Seller Warranty which has also been given as a representation and with the intention of inducing the Buyer to enter into this Agreement. The Sellers shall not invoke the Buyer’s constructive or imputed knowledge of a fact or circumstance which might make a Seller Warranty untrue, inaccurate or misleading as a defence to a claim for breach of Clause 5.1.

5.3	Each Seller Warranty is to be construed independently and (except where this Agreement provides otherwise) is not limited by a provision of this Agreement or another Warranty.

5.4	Each of the Sellers represents and warrants to the Buyer that:
5.4.1	each of the Sellers is an entity duly organized and validly existing under the laws of its country of origin;

5.4.2	each of the Sellers has the legal right, full power and authority, and has taken all action necessary, to execute, deliver and to exercise its rights, and perform its obligations, under this Agreement and any other documents to be executed by each of the Sellers pursuant to or in connection with this Agreement, which when executed will constitute valid and binding obligations on each Seller and its asset management clients for whose account the Sale Shares are managed and who are the beneficial owners;

5.4.3	the Sale Shares are beneficially owned by the Sellers’ asset management clients in managed accounts over which the Sellers have investment discretion. To the best of the Sellers’ knowledge, there is no other person who has any legal or beneficial interest in the Sale Shares;

5.4.4	each of the Sellers is validly appointed as discretionary investment manager by the beneficial owners in respect of the Sale Shares;

5.4.5	the Sale Shares are beneficially owned by the Sellers’ asset management clients; to the best of the Sellers’ knowledge, the beneficial owners of the Sale Shares have the full legal right to sell the Sale Shares and which are free from any Encumbrances;

5.4.6	upon completion of the Scheme, the Sellers’ asset management clients will be the sole beneficial owners of the New Unicom Shares and the New Unicom ADSs;

5.4.7	each of the Sellers has not created or permitted the creation of any Encumbrance nor entered into any agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Sale Shares, the New Unicom Shares and/or the New Unicom ADSs, and to the best of the Sellers’ knowledge, no person has claimed to be entitled to an Encumbrance in relation to any of the Sale Shares, the New Unicom Shares and/or the New Unicom ADSs;

5.4.8	to the extent it held proxy voting authority, each of the Sellers has tendered votes in respect of the Shares underlying the Sale Netcom ADSs in favour of the resolution approving the scheme of arrangement under section 166 of the Companies Ordinance (Cap 32 of the Laws of Hong Kong) between the Company and the shareholders of the Company at the extraordinary general meeting of the Company to be held on 17 September 2008, and any adjournment thereof;

5.4.9	the execution and delivery of, and the performance by each of the Sellers of its obligations under, this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement will not:
(a)	result in a breach of any provision of the constitutional or organisational documents of each of the Sellers;

(b)	result in a breach of or give any third party a right to terminate or modify, or result in the creation of any Encumbrance under, any agreement, licence or other instrument or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which each of the Sellers or its nominee is a party or by which any of the Sellers or its nominee or any of their respective assets is bound; or

(c)	result in any breach of any contractual covenants or investment management agreement to which each of the Sellers is subject;
5.4.10	each of the Sellers is not a “connected fund manager” (as defined in the Takeovers Code) or a “connected principal trader” (as defined in the Takeovers Code) of the offeror (i.e. Unicom) or the offeree company (i.e. the Company) nor a party acting in concert with the offeror and that consent from the Executive Director of the Corporate Finance Division of the Securities & Futures Commission is not required for the sale of the Sale Shares;

5.4.11	each of the Sellers is not required to obtain any other person’s consent in relation to the sale of the Sale Shares, the New Unicom Shares and the New Unicom ADSs;

5.4.12	each of the Sellers is not a connected person (as such term is defined in the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited) of the Company or Unicom;

5.4.13	no petition has been presented or order made and no meeting convened or resolution passed for the winding up or administration of any of the Sellers or for a provisional liquidator to be appointed in respect of any of the Sellers;

5.4.14	no distress, execution or other process has been levied on any of the assets of any of the Sellers, and no judgment creditor nor any liquidator, provisional liquidator, receiver or an administrative receiver of any of the Sellers has been appointed and there is no reason to believe that such a person might be appointed;

5.4.15	no voluntary arrangement has been proposed in respect of any of the Sellers and their creditors; and

5.4.16	each of the Sellers is not insolvent, or unable to pay its debts, and has not stopped paying its debts as they fall due, and no event analogous to any of the foregoing has occurred in or outside Hong Kong.
5.5	The Buyer represents and warrants to the Sellers that each Buyer Warranty is true, accurate and not misleading at the date of this Agreement. Immediately before Closing, the Buyer is deemed to warrant to the Sellers that each Buyer Warranty is true, accurate and not misleading by reference to the facts and circumstances on each day before Closing, and for this purpose only, any references in the Buyer Warranties to the date of this Agreement shall be construed as references to the relevant date. Unless otherwise set out in this Agreement, no other warranty is given by the Buyer.

5.6	The Buyer acknowledges that each of the Sellers is entering into this Agreement in reliance on each Buyer Warranty which has also been given as a representation and with the intention of inducing the Sellers to enter into this Agreement. The Buyer shall not invoke the Sellers’ constructive or imputed knowledge of a fact or circumstance which might make a Buyer Warranty untrue, inaccurate or misleading as a defence to a claim for breach of Clause 5.5.

5.7	The Buyer represents and warrants to the Sellers that:
5.7.1	the Buyer is a corporation duly organized and validly existing under the laws of its country of origin;

5.7.2	the Buyer has the legal right, full power and authority, and has taken all action necessary, to execute, deliver and to exercise its rights, and perform its obligations, under this Agreement and any other documents to be executed by the Buyer pursuant to or in connection with this Agreement, which when executed will constitute valid and binding obligations on the Buyer;

5.7.3	the execution and delivery of, and the performance by the Buyer of its obligations under, this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement will not:

(a)	result in a breach of any provision of the constitutional or organisational documents of the Buyer; or

(b)	result in a breach of or give any third party a right to terminate or modify, or result in the creation of any Encumbrance under, any agreement, licence or other instrument or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which the Buyer or its nominee is a party or by which any of the Buyer or its nominee or any of their respective assets is bound;
5.7.4	the Buyer is not required to obtain any other person’s consent in relation to the acquisition of the Sale Shares;

5.7.5	no petition has been presented or order made and no meeting convened or resolution passed for the winding up or administration of the Buyer or for a provisional liquidator to be appointed in respect of the Buyer;

5.7.6	no distress, execution or other process has been levied on any of the assets of the Buyer, and no judgment creditor nor any liquidator, provisional liquidator, receiver or an administrative receiver of the Buyer has been appointed and there is no reason to believe that such a person might be appointed;

5.7.7	no voluntary arrangement has been proposed in respect of the Buyer and its creditors; and

5.7.8	the Buyer is not insolvent, or unable to pay its debts, and has not stopped paying its debts as they fall due, and no event analogous to any of the foregoing has occurred in or outside Hong Kong.
5.8	Each of the Sellers undertakes to the Buyer that it shall not dispose of or enter into any agreement or arrangement to dispose of or permit the disposal of any of the Sale Shares, the disposal of which is subject to its discretion from the date of this Agreement and until the Long Stop Date or the date when this Agreement is terminated in accordance with Clause 3.3, whichever is earlier.

5.9	Each of the Sellers further undertakes to the Buyer that it shall exercise or procure to be exercised all the voting rights attaching to the Sale Listed Shares in favour of the resolution approving the Scheme and the Share Proposal at the shareholders’ meeting of the Company to be held on 17 September 2008, and any adjournment thereof.

6.	TERMINATION

6.1	If, at any time before Closing:
6.1.1	there is a breach of any of the warranties of a Party set out in Clause 5.4 or 5.7, or any event occurs which would constitute a breach of such warranties; or

6.1.2	a Party is in breach of any provision of this Agreement,
the other Party may by written notice to the Party that has committed a breach (the “Defaulting Party”) elect to proceed to Closing or terminate this Agreement.

For the avoidance of doubt, if, upon the occurrence of any event set out in Clause 6.1.1 or 6.1.2, the non-defaulting Party elects to proceed to Closing, the non-defaulting Party shall be entitled to make a Relevant Claim against the Defaulting Party for such breach of warranties or breach of provisions of this Agreement.

6.2	Each of the Parties undertakes to notify the other Party in writing immediately if it becomes aware of a matter, breach, event, fact or circumstance that may give rise to a right of termination under Clause 6.1.

6.3	Each Party’s further rights and obligations cease immediately on termination, except that Clauses 7, 8, 9, 13, 14 and 15 shall survive termination of this Agreement and shall continue in full force and effect. Termination does not affect a Party’s accrued rights and obligations at the date of termination.

7.	INDEMNITIES

7.1	Each Party shall indemnify the other Party and keep the other Party indemnified, on demand against each loss, liability and cost suffered or incurred directly by the other Party as a result of or which arises out of or in connection with any of the following matters:
7.1.1	any breach of any of the warranties set out in Clause 5.4 by the Sellers or Clause 5.7 by the Buyer, as the case may be; and

7.1.2	any breach of any undertaking or provision contained in this Agreement by the first-mentioned Party.
7.2	Each Party shall indemnify the other Party, and keep the other Party indemnified, on demand against each loss, liability and cost which the other Party incurs directly arising out of:
7.2.1	the settlement of a Relevant Claim against the first-mentioned Party or the enforcement of a settlement, provided that any such settlement has previously been approved in writing by the indemnifying Party; and

7.2.2	legal proceedings against the first-mentioned Party in respect of a Relevant Claim in which judgment is given for the other Party or the enforcement of the judgment.
7.3	The total liability of each Party under the indemnity obligation provided in this Clause 7 shall not exceed the amount of the Purchase Price for all the Sale Shares.

8.	ACKNOWLEDGEMENTS

8.1	Each of the Sellers agrees and acknowledges that at the time of the execution of this Agreement and as at Closing, each of the Sellers is aware that the Buyer is a person connected with the Company (within the meaning of the SFO) and is or may be in possession of relevant information (as defined in Parts XIII and XIV of the SFO) relating to the Company and/or Unicom by virtue of it having two representatives on the board of directors of the Company and a representative on the Strategic Committee of the Company. Each of the Sellers further confirms that it has not received from the Buyer

(during the negotiations of the transaction contemplated by this Agreement or otherwise) or any other person, any such relevant information in relation to the Company or Unicom.
8.2	Each of the Sellers and the Buyer is not and will not, at any time be, engaged in insider dealing for the purposes of the SFO in connection with the Acquisition and the related transactions entered into or to be entered into pursuant to this Agreement; none of the Sellers, the Buyer, any of their respective Affiliates and any person acting on its or their behalf or under its or their control has taken or will take, directly or indirectly, any action designed or which was designed, or which constitutes or has constituted or might reasonably be or have been expected to cause or result in, stabilisation or manipulation of the price of any Shares or other securities of the Company or Unicom.

9.	COSTS AND TAXES

All the stamp duty payable in connection with the Acquisition under this Agreement shall be borne by the relevant asset management clients of the Sellers. All the brokerage fees payable to the Sellers’ Broker and the Buyer’s designated broker in relation to the execution of the Acquisition contemplated herein shall be borne by the Parties in equal share. Except as otherwise provided in this Agreement, each Party shall be responsible for its own Tax liabilities and other costs arising from the Acquisition contemplated in this Agreement.

10.	FURTHER ASSURANCE

A Party shall, on reasonable request from the other Party, do and execute or cause to be done and executed all such further acts, deeds, things and documents as may be necessary to give effect to the terms of this Agreement.

11.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any previous agreements between the Parties relating to the subject matter of this Agreement.

12.	GENERAL

12.1	Subject to and without prejudice to the Buyer’s rights under Clause 6.1, the Buyer shall not be entitled to rescind this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

12.2	A Party may make such filing regarding the Acquisition as required by the applicable laws and rules from time to time.

12.3	The invalidity, illegality or unenforceability of any provision of this Agreement shall not affect the continuation in force of the remainder of this Agreement.

12.4	Each Party may not, without the prior written consent of the other Party, assign, transfer, declare a trust for the benefit of or in any other way alienate any of its obligations or rights under this Agreement whether in whole or in part except that the Buyer may assign or transfer any of its obligations or rights under this Agreement to an Affiliate controlled by the Buyer without the Sellers’ consent provided always that the Buyer shall remain fully liable for all obligations, covenants and undertakings set out herein following such assignment.
12.5	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each Party.

13.	NOTICES

13.1	Any notice, claim, demand or other communication under or in connection with this Agreement (a “Notice”) shall be in writing in English and shall be delivered or sent to the parties as follows:
(a)	in the case of the Sellers:

Address:	1345 Avenue of the Americas
New York NY 10105
USA
Fax Number:	+212-969-2293
Attention:	General Counsel
(b)	in the case of the Buyer:

Address:	Distrito C, Edificio Oeste 3
Ronda de la Comunicación s/n
28050 Madrid
SPAIN
Fax Number:	+ 34 91 483 61 84
Attention:	General Counsel
or to such other address or fax number as the relevant Party may have notified to the other in accordance with this Clause 13.

13.2	A Notice shall be deemed to have been given and received: (i) on the fifth (5th) Business Day following the date of mail posting if properly addressed and postage paid, or (ii) on the next following Business Date following the date of delivery, if delivered by courier, or (iii) on the next Business Day if delivered by fax with issuance by the transmitting machine of a written confirmation that the number of pages constituting the notice have been transmitted without error followed by mail posting within the next Business Day.

14.	ARBITRATION

14.1	Any dispute arising out of or in connection with this Agreement (a “Dispute”) shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the UNCITRAL Arbitration Rules as at present in force, which rules are deemed to be incorporated by reference into this Clause 14 and as may be amended by the rest of this Clause 14. Any such arbitration shall be held in Hong Kong and administered by the HKIAC in accordance with HKIAC Procedures for Arbitration in force as at the date of this Agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained.

14.2	There shall be one arbitrator who shall be jointly appointed by the Parties and failing agreement, the arbitrator shall be appointed by the HKIAC. The appointing authority shall be the HKIAC. The language to be used in the arbitral proceedings shall be English. The award rendered by the arbitrator shall be final and binding upon the Parties and enforceable through entry in any court of competent jurisdiction. The prevailing Party shall be entitled to recover from the other Party such attorneys’ fees, arbitrators’ fees and other arbitration costs and expenses as it has reasonably incurred.

15.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

SCHEDULE 1
Names of the Sellers
AB
AllianceBernstein Limited, an Affiliate of AB
AllianceBernstein Hong Kong Limited, an Affiliate of AB
AllianceBernstein Japan Ltd, an Affiliate of AB
AllianceBernstein Investment Management Australia Limited, an Affiliate of AB
AllianceBernstein Australia Limited, an Affiliate of AB
AllianceBernstein New Zealand Limited, an Affiliate of AB
AllianceBernstein (Singapore) Ltd, an Affiliate of AB

EXECUTED by the Parties on the date first written above.
SIGNED by
ALLIANCEBERNSTEIN L.P.
By Its General Partner,
ALLIANCEBERNSTEIN CORPORATION

Laurence E. Cranch
Executive Vice President, General Counsel
& Corporate Secretary
SIGNED by
for and on behalf of
Telefónica Internacional, S.A.U.
in the presence of:
Signature Page

Annex
Indicative purchase price of each Unicom Share
(for illustration purpose only)
Based on an exchange ratio of 1 Sale Listed Share shall be entitled to receive 1.508 New Unicom Shares and 1 Sale Netcom ADS shall be entitled to receive 3.016 New Unicom ADSs as set out in the Scheme Document and subject to adjustment at Closing as provided in Clause 2.3, the purchase price for each New Unicom Share and each Unicom Share underlying the New Unicom ADSs shall be as follows:

	Purchase price for each	Purchase price for each
Assumption	New Unicom Share	New Unicom ADS
Assuming the Average Closing Price (as defined in Clause 2.2) is HK$22.21 or below	HK$14.7281	HK$147.281
Assuming the Average Closing Price is HK$24.55 or higher	HK$16.2798	HK$162.798